===============================================================================================================

                                      SECURITIES AND EXCHANGE COMMISSION

                                             Washington D.C. 20549

                                                _______________

                                                   FORM 6-K

                                           REPORT OF FOREIGN ISSUER

                                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                      THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   10 March 2003

                                           NATIONAL GRID TRANSCO plc
                                              (Registrant's Name)

                                                  1-3 Strand
                                                    London
                                                   WC2N 5EH
                                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by  furnishing  the  information  contained in this Form is also thereby  furnishing  the  information  to the  Commission  pursuant  to Rule 12g3-  2(b)  under the  Securities
Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

                                                   SIGNATURE

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                        s/David C. Forward
                                                     By:_________________________
                                                         Name: David C Forward
                                                         Title: Assistant Secretary

Date: 10th March 2003

                                               ANNEX 1 - SUMMARY

                                                   FORM 6-K

                                      SECURITIES AND EXCHANGE COMMISSION
                                             Washington D.C. 20549

                                           Report of Foreign Issuer

                                   Pursuant to Rule 13a - 16 or 15d - 16 of
                                      The Securities Exchange Act of 1934

                       Announcements sent to the London Stock Exchange for February 2003

                                    National Grid Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------

                               Recent Announcements to The London Stock Exchange

DATE              DETAILS

28.2.03         Quest operation

21.2.03         Quest operation

11.2.03         Blocklisting six-monthly return.

11.2.03         ESOP operation

7.2.03          Quest operation

7.2.03          ESOP operation

3.2.03          Quest operation

NOTE:           On 10 February 2003, NGT commenced a share  repurchase  programme.  A Separate SEC 6-K Filing was made on 11  February  in respect  of that  first  repurchase.  Further  announcements  in respect of the programme, now annexed, were made on:

                12, 13, 14, 17, 18, 19, 20, 21, 24, 26, 27 and 28 February, for repurchases on each preceding business day.

                                          ANNEX 2 - Copy Announcements as sent

                                                   FORM 6-K

                                      SECURITIES AND EXCHANGE COMMISSION
                                             Washington D.C. 20549

                                           Report of Foreign Issuer

                                   Pursuant to Rule 13a - 16 or 15d - 16 of
                                      The Securities Exchange Act of 1934

                                  Announcements to the London Stock Exchange
                                               for January 2003

                           National Grid Transco plc
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------------

National Grid Transco plc (NGT)
28 February 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 26,452 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)
21 February 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 44,976 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc ('NGT')
11 February 2003
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
NB: References are to NGT Ordinary shares of 10p.
============================================================= ===========================================================
1. Name of Company                                           National Grid Transco plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Schemes                                            National Grid Employee Shareschemes
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 August 2002 to 31 January 2003.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                  7,543,766
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period:                      556,705
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period:          6,987,061
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     At 21 October 2002, on the merger with Lattice Group, the
                                                              issued capital was increased to 3,100,310,449
============================================================= ===========================================================
Total number of shares in issue at end of the period: 3,100,863,822
----------------------------------------------------------
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

National Grid Transco plc ('NGT')
11 February 2003
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
NB: References are to NGT Ordinary shares of 10p.
============================================================= ===========================================================
1. Name of company                                            National Grid Transco plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Scheme                                             The National Grid Company plc -
                                                              4.25 per cent Exchangeable Bonds 2008.
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 August 2002 to 31 January 2003.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                   242,352
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period                       478
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period           241,874
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:      At 21 October 2002, on the merger with Lattice Group,
                                                              the issued capital was increased to 3,100,310,449
============================================================= ===========================================================

Total number of shares in issue at end of the period: 3,100,863,822
--------------------------------------------------
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226
--------------------------------------------------

11 February 2003
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------

NGT has received a further notification from the ESOP Trustee; that certain Executive Directors of NGT  (E
Astle, S Holliday, R Sergel, and R Urwin) ceased to be technically interested in 2,824 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant today.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees'
share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
7 February 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 16,402 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (020 7004 3226).

7 February 2003
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT  (E
Astle, S Holliday, R Sergel, and R Urwin) ceased to be technically interested in 7,966 NGT Ordinary shares on
6 February 2003, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees'
share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
3 February 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)
-------------------------------------------------------------------------------------------
On Friday 31 January, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel and
R J Urwin, technically ceased to be interested in 26,875 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

12 February 2003

                                 National Grid Transco - Repurchase of shares

National Grid Transco plc announces that on 11 February it purchased for cancellation 730,000 of its ordinary shares at a price of 415.63 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Jim Willison               +44 (0)20 7004 3149
Gillian Home               +44 (0)20 7004 3150
Clive Hawkins              +44 (0)20 7004 3147

13 February 2003

                                 National Grid Transco - Repurchase of shares
National Grid Transco plc announces that on 12 February it purchased for cancellation 1,250,000 of its ordinary shares at a price of 413.11 pence per ordinary share.

Enquiries:
Investors
Marcy Reed               +44 (0)20 7004 3170 +44  (0)7768 490807(m)
Terry McCormick          +44 (0)20 7004 3171 +44  (0)7768 045139(m)
Louise Clamp             +44 (0)20 7004 3172 +44  (0)7768 555641(m)
Media
Jim Willison             +44 (0)20 7004 3149
Gillian Home             +44 (0)20 7004 3150
Clive Hawkins            +44 (0)20 7004 3147

14 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 13 February it purchased for cancellation 1,000,000 of its ordinary shares at a price of 408.27 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

17 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 14 February it purchased for cancellation 1,000,000 of its ordinary shares at a price of 409.34 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

18 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 17 February it purchased for cancellation 500,000 of its ordinary shares at a price of 410.36 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

19 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 18 February it purchased for cancellation 500,000 of its ordinary shares at a price of 417.97 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

20 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 19 February it purchased for cancellation 1,100,000 of its ordinary shares at a price of 418.07 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m) Louise Clamp
+44 (0)20 7004 3172        +44 (0)7768 555641(m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

21 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 20 February it purchased for cancellation 750,000 of its ordinary shares at a price of 417.67 pence per ordinary share.

Enquiries:

Investors

Marcy Reed                  +44 (0)20 7004 3170                   +44 (0)7768 490807(m)
Terry McCormick             +44 (0)20 7004 3171                   +44 (0)7768 045139(m)
Louise Clamp                +44 (0)20 7004 3172                   +44 (0)7768 555641(m)

Media

Gillian Home                +44 (0)20 7004 3150
Jim Willison                +44 (0)20 7004 3149
Clive Hawkins               +44 (0)20 7004 3147

24 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on Friday 21 February it purchased for cancellation 455,000 of its ordinary shares at a price of 417.69 pence per ordinary share.

Enquiries:

Investors

Marcy Reed                  +44 (0)20 7004 3170                   +44 (0)7768 490807(m)
Terry McCormick             +44 (0)20 7004 3171                   +44 (0)7768 045139(m)
Louise Clamp                +44 (0)20 7004 3172                   +44 (0)7768 555641(m)

Media

Gillian Home                +44 (0)20 7004 3150
Jim Willison                +44 (0)20 7004 3149
Clive Hawkins               +44 (0)20 7004 3147

26 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 25 February, 2003 it purchased for cancellation 400,000 of its ordinary shares at a price of 409.963 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                         +44 (0)7768 490807 (m)
Terry McCormick            +44 (0)20 7004 3171                         +44 (0)7768 045139 (m)
Louise Clamp               +44 (0)20 7004 3172                         +44 (0)7768 555641 (m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

26 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 25 February, 2003 it purchased for cancellation 400,000 of its ordinary shares at a price of 409.963 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                         +44 (0)7768 490807 (m)
Terry McCormick            +44 (0)20 7004 3171                         +44 (0)7768 045139 (m)
Louise Clamp               +44 (0)20 7004 3172                         +44 (0)7768 555641 (m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

27 February, 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 26 February, 2003 it purchased for cancellation 1,300,000 of its ordinary shares at a price of 405.6704 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170                         +44 (0)7768 490807 (m)
Terry McCormick            +44 (0)20 7004 3171                         +44 (0)7768 045139 (m)
Louise Clamp               +44 (0)20 7004 3172                         +44 (0)7768 555641 (m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147

Announcement Dated: 28 February 2003

                                 National Grid Transco - repurchase of shares

National Grid Transco plc announces that on 27 February 2003 it purchased for cancellation 750,000 of its ordinary shares at a price of 404.6599 pence per ordinary share.

Enquiries:

Investors
Marcy Reed                 +44 (0)20 7004 3170       +44 (0)7768 490807 (m)
Terry McCormick            +44 (0)20 7004 3171       +44 (0)7768 045139 (m)
Louise Clamp               +44 (0)20 7004 3172       +44 (0)7768 555641 (m)

Media
Gillian Home               +44 (0)20 7004 3150
Jim Willison               +44 (0)20 7004 3149
Clive Hawkins              +44 (0)20 7004 3147